EX-28.h.4.n

AMENDED AND RESTATED FEE WAIVER AND/OR EXPENSE ASSUMPTION

AGREEMENT FOR DFA INVESTMENT DIMENSIONS GROUP INC.

AMENDED AND RESTATED FEE WAIVER AND/OR EXPENSE ASSUMPTION AGREEMENT, made this 15th day of December, 2016, between DFA Investment Dimensions Group Inc., a Maryland corporation (the “Fund”), on behalf of certain portfolios of the Fund, as identified below (each a “Portfolio,” and together, the “Portfolios”), and Dimensional Fund Advisors LP, a Delaware limited partnership (“Dimensional”) (formerly Dimensional Fund Advisors Inc.), amending and restating certain waiver agreements previously entered into by the Fund and Dimensional.

WHEREAS, Dimensional has entered into Investment Management Agreements on behalf of the Portfolios, pursuant to which Dimensional provides various services for the Portfolios, and for which Dimensional is compensated based on the average net assets of such Portfolios; and

WHEREAS, the Fund and Dimensional have determined that it is appropriate and in the best interests of each Portfolio and its shareholders to limit the expenses of the Portfolios of the Fund as listed below;

NOW, THEREFORE, the parties hereto agree as follows:

1.	Fee Waiver and Expense Assumption by Dimensional.

(a)	Dimensional agrees to waive all or a portion of its management fee and assume the ordinary operating expenses of a class of each of the following Portfolios (excluding the expenses that the Portfolio incurs indirectly through its investment in other investment companies) (“Portfolio Expenses”) to the extent necessary to limit the Portfolio Expenses of a class of each Portfolio, on an annualized basis, to the following percentages of a class of the respective Portfolio’s average net assets (the “Expense Limitation Amount”):

Portfolio	Expense Limitation Amount
Emerging Markets Core Equity Portfolio	0.54%
Emerging Markets Social Core Equity Portfolio[1]	0.57%
International Core Equity Portfolio	0.30%
International Sustainability Core 1 Portfolio	0.38%
International Social Core Equity Portfolio	0.38%
Large Cap International Portfolio	0.24%

(b)	Dimensional agrees to waive all or a portion of its management fee and to assume the expenses of a class of each of the following Portfolios (including the expenses that a Portfolio bears as a shareholder of other funds managed by the Advisor but excluding the expenses that the Portfolio incurs indirectly through investment of its securities lending cash collateral in The DFA Short Term Investment Fund and its investment in unaffiliated investment companies) (“Portfolio Expenses”) to the extent necessary to limit the Portfolio Expenses of a class of each Portfolio, on an annualized basis, to the following percentages of a class of the respective Portfolio’s average net assets (the “Expense Limitation Amount”).

Portfolio	Expense Limitation Amount
T.A. World ex U.S. Core Equity Portfolio	0.39%
World ex U.S. Core Equity Portfolio	0.39%

[1]	Dimensional has voluntarily agreed to assume the costs of the Portfolio’s engagement of its Social Screen Vendor but may terminate the assumption of this expense at any time.

2.	Duty to Reimburse Dimensional. If, at any time, the Portfolio Expenses are less than the applicable Expense Limitation Amount of a class of shares of a Portfolio, the Fund, on behalf of the Portfolio, shall reimburse Dimensional for any fees previously waived and/or expenses previously assumed to the extent that such reimbursement will not cause the annualized Portfolio Expenses for such class of shares of the Portfolio to exceed the applicable Expense Limitation Amount identified above. There shall be no obligation of the Fund, on behalf of a Portfolio, to reimburse Dimensional for fees waived or expenses previously assumed by Dimensional more than thirty-six (36) months prior to the date of any reimbursement.

3.	Assignment. No assignment of this Agreement shall be made by Dimensional without the prior consent of the Fund.

4.	Duration and Termination. This Agreement shall begin on January 1, 2017, and shall continue in effect until February 28, 2018 for each Portfolio, and shall continue in effect from year to year thereafter, unless and until the Fund or Dimensional notifies the other party to the Agreement, at least thirty days (30) prior to the end of the one-year period for a Portfolio, of its intention to terminate the Agreement. This Agreement shall automatically terminate upon the termination of the Investment Management Agreement between Dimensional and the Fund, on behalf of such Portfolio.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

DFA INVESTMENT DIMENSIONS GROUP INC.	DIMENSIONAL FUND ADVISORS LP

By: DIMENSIONAL HOLDINGS INC., General Partner

By:	By:
Name:	Name:
Title:	Title:

As amended: December 15, 2016

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